EXHIBIT 12

CINEMARK USA, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2007	2008	2009	2010	2011
Computation of Earnings:
Pretax income from continuing operations before equity income (loss)	$246,323	$18,015	$196,798	$212,969	$202,174
Add:
Fixed charges	165,887	140,533	152,843	188,432	205,167
Amortization of capitalized interest	474	489	496	496	496
Distributed income (loss) of equity investees	(2,462)	(2,373)	(907)	(3,438)	5,651
Less:
Capitalized interest	(618)	(270)	—	—	—

TOTAL EARNINGS	$409,604	$156,394	$349,230	$398,459	$413,488

Computation of Fixed Charges:
Interest expense	$99,446	$71,067	$77,515	$107,728	$118,358
Capitalized interest	618	270	—	—	—
Amortization of debt issue costs	3,314	3,339	4,094	4,716	4,744
Interest factor on rent expense	62,509	65,857	71,234	75,988	82,065

TOTAL FIXED CHARGES	$165,887	$140,533	$152,843	$188,432	$205,167

RATIO OF EARNINGS TO FIXED CHARGES (1)	2.47x	1.11x	2.28x	2.11x	2.02x

(1)

For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue cost and that portion of rental expense which we believe to be representative of the interest factor.